Exhibit 99.2

NeuroSense Therapeutics Announces Closing of Initial Public Offering on Nasdaq Capital Market

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NeuroSense Therapeutics Ltd.

December 13, 2021, 16:01 pm EST

Cambridge, Massachusetts, December 13, 2021

NeuroSense Therapeutics Ltd., (Nasdaq: NRSN) ("NeuroSense"), a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases, such as ALS, Alzheimer's and Parkinson's disease, today announced the closing of its previously announced initial public offering on the Nasdaq Capital Market of 2,000,000 units, each consisting of one ordinary share and a warrant representing the right to purchase one ordinary share with an exercise price of $6.00 per share, at an initial public offering price of $6.00 per unit. In addition, NeuroSense has granted the underwriter a 45-day option to purchase up to 300,000 additional ordinary shares and/or 300,000 additional warrants at the initial public offering price, less underwriting discounts and commissions. The underwriter partially exercised its option and purchased an additional 300,000 warrants, each representing the right to purchase one ordinary share. NeuroSense's ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols "NRSN" and "NRSNW," respectively. Gross proceeds from the offering, before deducting underwriting discounts and commissions and other estimated offering expenses, were approximately $12 million, inclusive of the underwriter’s option.

Maxim Group LLC acted as the sole book-running manager for the offering.

NeuroSense received net proceeds from this offering of approximately $9.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by NeuroSense. NeuroSense intends to use the net proceeds from this offering to advance the clinical development of its lead product candidate, PrimeC, for the treatment of ALS through the completion of a planned Phase IIb trial and the preparation for the initiation of a Phase III clinical trial, for preclinical research and development in support of potential investigational new drug applications for its product candidates targeting Alzheimer's and Parkinson's, and for working capital and general corporate purposes.

Alon Ben-Noon, NeuroSense’s CEO said: “We are thankful to all the investors that participated in the IPO and of course all of those who supported NeuroSense from the start. Many of our investors are also ALS patients and their family members and we are proud of that. The completion of this IPO is a significant milestone in our ongoing effort to bring effective treatments to patients suffering from neurodegenerative diseases.”

Mark Leuchtenberger, Board Chairman of NeuroSense, added, “With this successful IPO the company enters a new era in its mission to improve the lives of ALS and other patients through the development of new treatment options. Many of us at NeuroSense have lost friends and family to these diseases, and we have made a promise to work tirelessly towards this goal. With these funds we are now implementing plans with the potential to deliver on that promise.”

A registration statement relating to the securities being sold in this offering was filed with the Securities and Exchange Commission (the "SEC") and declared effective on December 8, 2021. The offering was made only by means of a prospectus. Copies of the final prospectus relating to the initial public offering may be obtained for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, electronic copies of the final prospectus may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About NeuroSense Therapeutics

NeuroSense Therapeutics is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include ALS, Alzheimer's disease and Parkinson's disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients. Due to the complexity of neurodegenerative diseases, NeuroSense's strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Forward-Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics' current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.